11568-11 Sorrento Valley Road San Diego, California 92121

January 27, 2011

VIA EDGAR AND FEDEX

Ms. Tara L. Harkins
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:  SpectraScience, Inc.
Form 10-K for the Year Ended December 31, 2009 and related filings

Dear Ms. Harkins:

SpectraScience, Inc. (the “Company”) is responding to your comment letter, dated December 28, 2010, regarding the Company’s response, dated December 13, 2010, to your comment letter, dated November 24, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2010 (the “Form 10-K”), and related filings.  For your convenience, the Company has repeated and numbered the comments from your letter in boldface print.  The Company’s responses are provided below each comment.

General

1.
Please provide the three acknowledgements included at the end of our November 24, 2010 comment letter.  For your reference, we have repeated the acknowledgements below.  Please note that the acknowledgements must be provided by an authorized officer of the Company.

Response:
The Company respectfully advises the Staff that the Company has included the three acknowledgments included at the end of each comment letter at the end of this comment response letter.  This comment response letter is signed by an authorized officer of the Company, Mr. James Dorst, Chief Financial Officer and Chief Operating Officer of the Company.

Form 10-K for the Year Ended December 31, 2009

Note 2.  Significant Accounting Policies, page 32

-Patents, page 34

2.
We note your response to prior comments 6 and 7.  Specifically, we note that (i) you are focusing your efforts on other product lines other than the LUMA equipment; (ii) you are reviewing your overall business model; (iii) you believe the LUMA technologies patent portfolio could be applicable to different products that the company could develop in the future; and (iv) you have experienced net operating losses in all reporting periods presented.  These appear to be factors outlined in 360-10-35-21 of the FASB Accounting Standards Codification that indicates when a long-lived asset should be tested for recoverability.  Please explain to us in more detail how you have determined that the LUMA patents were not impaired as of December 31, 2009 and September 30, 2010.  Please provide to us a summary of your impairment analyses that you conducted at each of these reporting dates.

Response:
The Company respectfully advises the Staff that, as of December 31, 2009, the Company was negotiating with an independent third party to acquire the LUMA assets and intellectual property. During this time, the Company had in hand a non-binding term sheet wherein the parties had agreed in principle to an acquisition price of $3.8 million for the LUMA assets. The Company believed that the third-party offer provided the most accurate yardstick for determining the fair value of the combined LUMA assets at December 31, 2009. At that time an impairment charge was taken against the LUMA assets. At December 31, 2009, the book value of the LUMA intellectual property was $2,731,190 and the book value of the LUMA assets was $1,025,371 for a combined book value of $3,756,563, slightly less than the proposed acquisition price.

As of September 30, 2010, the Company had determined that the hardware configuration of the LUMA System, because of its size and design complexity, could not be commercially sold and management decided to focus on the Company’s more marketable WavSTAT colon Systems. At that time, the value of the hardware assets were completely written off.

The intellectual property underlying the technology used in the LUMA System, however, has alternative uses, including adaptation for a second generation of the WavSTAT Optical Biopsy System (the “WavSTAT System”). Unlike the present WavSTAT System, which uses a single autofluorescence approach, the LUMA technology utilizes several different light-based techniques (a multi-modal approach) to detect diseased tissue and, when combined with the WavSTAT technology, would allow for a light-based detection system that could both detect and diagnose cancerous and pre-cancerous tissue. The current generation of the WavSTAT System can diagnose tissue, but cannot detect potential areas of diseased tissue (which is why the WavSTAT is used as an adjunct to a physician’s examination). Because of the lack of detection technology in the current generation of the WavSTAT System, the Company plans to create a second generation WavSTAT System that also utilizes the LUMA technology. The Company evaluated the projected cash flows generated by the intellectual property under this scenario over the average remaining life of the patents in question, assuming one year of dedicated research into the development of a second-generation WavSTAT System and a subsequent 18 months of clinical trials in order to qualify the new machine for sale internationally under the CE mark. The results of this evaluation were sufficient to support the stated fair value of the LUMA intangible assets at September 30, 2010.

Note 3.  Inventories, page 34

3.
We note your response to prior comment 8.  You state that you are “optimistic that [you] will be able to sell WavSTAT systems in the relatively near future.”  Please expand upon your prior response to help us to understand how you concluded that the inventory balances at December 31, 2009 and September 30, 2010 are recoverable.  Specifically, address the following:

•	Clarify what time period you are referring to when you say “in the relatively near future.”

Response:
The Company respectfully advises the Staff that the Company has ongoing a number of sales initiatives, one of which includes active discussions with a large strategic medical device partner to distribute and sell WavSTAT Systems. If the discussions result in a global distribution agreement, the Company believes that the Company should be able to sell WavSTAT Systems under such an agreement within the next nine to 12 months.

•	Provide us with details of your internal sales projections that support the realization of the inventory.

Response:
The Company respectfully advises the Staff that, on December 31, 2009, its internal management forecasts assumed that the Company would sell 27 WavSTAT Systems in the next 12 months at a sales price of $30,000 per system and a cost of goods sold of $16,000 per system (this compares to a 2009 average sales price $26,000 and cost of goods sold of $13,800). At that time and based upon the gross profit generated of $378,000 and a finished goods inventory cost on the books of approximately $330,000, the Company believes that the cost of inventory was fairly stated.

On September 30, 2010 the Company’s internal management forecasts assumed it would sell 31 WavSTAT Systems over the next 12 months at the same selling price and cost of goods sold as it had used at December 31, 2009, with a resulting gross profit of $434,000. Based upon these facts, the Company believed its WavSTAT System inventory of $398,929 at September 30, 2010 was fairly stated.

The Company would also like to advise the staff that it monitors its inventory each reporting period for obsolescence and takes write downs if indicated. For example, the Staff’s comment 5 below relates to an obsolescence provision taken during the year ended December 31, 2009.

•	In light of your reference that you have not yet secured partner distribution, explain to us the basis for your statement that you are “optimistic.”

Response:
The Company is “optimistic” because the WavSTAT System is the only commercially available, non-invasive method for definitively diagnosing cancerous tissue of the colon. The present diagnostic standards of care (without the WavSTAT) require judgmental assessments of a physician and are subject to interpretation error. The addition of the WavSTAT technology to a multi-national endoscope manufacturer’s diagnostic capability could provide a significant competitive advantage. The Company has had multiple meetings with business development and technical personnel from a large multi-national endoscope manufacturer. During these meetings, the parties agreed to a series of mutual milestones and a timeline that, if successfully completed, would culminate in a global distribution agreement.

4.
We note your response to prior comment 9.  Please explain to us why you have capitalized the WavSTAT esophageal cancer diagnostic application as inventory since the development of this application is not complete.  Refer to the guidance in 730-10 of the FASB Accounting Standards Codification.

Response:
The Company respectfully advises the Staff that, during the time period relevant to its response to prior comment 9, the hardware “base unit” of the WavSTAT colon and esophageal diagnostic applications was identical. Generally, how a particular WavSTAT System is configured in the field determines whether it would be used for the colon or esophageal application. When “base units” complete the manufacturing process, they are capitalized as inventory because they could be sold as colon diagnostic units. The particular WavSTAT systems written off had been reserved for esophageal clinical trials prior to impairment.

5.
Further to the above, we note from your response to prior comment 8 that you recognized a $100,000 provision for inventory obsolescence during the year ended December 31, 2009 related to the book value of certain WavSTAT Optical Biopsy systems.  However, we note from your response to prior comment 9 that the inventory obsolescence charge related to your WavSTAT esophageal cancer diagnostic application.  Please clearly explain to us which product(s) the $100,000 provision for inventory obsolescence recognized during the year ended December 31, 2009 related to.  Revise your disclosures in future filings as appropriate to properly disclose the nature of the significant charge.

Response:
The Company respectfully advises the Staff that, as provided in comment response 4 above, the “base units” for the diagnostic applications were identical during the period of time under review. The $100,000 provision related to particular WavSTAT Systems that had been reserved for esophageal clinical trials prior to impairment. The Company will revise disclosures in future findings to clarify.

* * * * *

In responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that this response letter addresses the comments set forth in your letter.  If the Company can be of any assistance to the Staff in explaining these responses, please let us know.  After you have had an opportunity to review the above responses to your comments, please call me at (858) 405-9933 or the Company’s counsel, Ryan C. Brauer of Fredrikson & Byron, P.A., at (612) 492-7252 to discuss any additional questions or comments you might have.

Very truly yours,

/s/ James Dorst

James Dorst
Chief Financial Officer and Chief Operating Officer, SpectraScience, Inc.

cc:  Kevin L. Vaughn, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant